Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

7th December 2006



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



David Coker
Company Secretary

Enclosure



Regulatory Announcement

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ISSUER	**FILE NO:**
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	12:22 07-Dec-06
Number	4510N

The Morgan Crucible Company plc

The Company was informed on 6th December 2006 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had acquired 3,000,000 Ordinary shares in the capital of the Company at an average price of £2.505953 per share to satisfy future obligations arising from provisional share awards made under The Morgan Crucible Long Term Incentive Plan 2004 and share options granted under The Morgan Crucible Executive Share Option Scheme 2004.

Following this purchase the Trust holds a total of 8,763,923 Ordinary shares representing 2.99% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:00 04-Dec-06
Number	1273N

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:1273N
Morgan Crucible Co PLC
04 December 2006

The Morgan Crucible Company plc ("Morgan"), the specialist materials company, issues its pre-close trading update ahead of its 2006 full year results to be announced on 20th February 2007.

Trading Highlights

- The momentum in Group profit margins has continued into the second half of the year with underlying operating profit margins before restructuring and one-off costs expected to approach 11% for the full year

- 2006 like-for-like sales growth from continuing businesses has remained robust and is forecast to be over 7% for the year on a constant currency basis. The weakness of the US dollar in the second half of the year will negatively impact the Group's sterling reported numbers compared to 2005

- The three year profit improvement plan is now drawing to a close having achieved double digit operating profit margins well ahead of schedule

- The balance sheet remains very healthy with negligible levels of net debt giving the scope to invest in profitable growth both organically and through appropriate bolt-on acquisitions

- Given this financial strength, the Group is pleased to announce that it will be initiating an ongoing share buyback programme of up to £50m to improve balance sheet efficiency

Commenting on the results, Mark Robertshaw, Chief Executive, said:

"Our 2006 results will continue to reflect the ongoing improvements that we are making in our business and to the quality of our earnings stream. Our strategy remains to focus on higher margin, higher growth, higher value-added products and markets and to continue to move away from more commoditised and cyclical market segments. In parallel we will continue to drive down our cost base as we further rationalise our manufacturing footprint and increase our proportion of manufacturing in low-cost locations. The successful delivery of our profit improvement plan and our robust balance sheet puts Morgan in a strong position to continue to target mid-teen margins. As a result, the Board looks to the future with confidence. "

Divisional Trading Comment

Carbon

The Carbon division has continued to trade well in the second half of 2006, with sales and operating profit margins ahead of the first half of the year and well ahead of 2005 comparatives. These improvements have been made across almost all regions and markets. The Americas business has remained strong in the traditional seals and bearings and electrical brush markets and there has been further growth in the Armour business with investment being made in additional capacity to meet demand levels. In Europe, there have been further signs of business improvement including new Armour opportunities. The Asian business has also continued to show good growth, particularly in China and Taiwan. The major restructuring projects have progressed well including a number of site rationalisations and these have contributed to reduced overheads and improved operating profit margins.

Technical Ceramics

The Technical Ceramics division has enjoyed good underlying trading in the second half of the year which, combined with a particularly strong first half, leaves the business well placed to show healthy margin improvement over 2005. As we indicated in our half year results, the high top-line growth rates in the first half of 2006 were somewhat flattered by the significant increases we saw in precious metal prices which feed straight through to our revenues but have a negligible impact on our operating profits. As precious metal prices have declined from their peaks this will be reflected in lower headline reported revenues for Technical Ceramics in the second half. The business remains focused on continued profit margin progression with improvements seen in all regions in 2006, supported by investment in new product introductions. Although raw material and energy costs have increased compared to 2005 these have been countered by a combination of operational efficiencies and price increases. Globally, the industrial equipment, medical, aerospace and electronics segments continue to show good growth. The US markets have remained strong and our European business is also seeing strong performance, particularly in laser and power tube products for communications and security equipment. In Asia the additional capacity recently installed to meet demand for the thermal processing market is now fully utilised and further expansion is anticipated as a result. As we look forward, a product line with one of our larger US customers comes to the end of its natural life in 2007 which will mean top line growth next year is likely to be more muted than the double digit growth of Technical Ceramics we have seen over the past three years. Overall the new business pipeline remains healthy.

Thermal Ceramics

The Thermal Ceramics division has continued to see good revenue growth over 2005. The drivers are continuing positive market conditions in the USA, Middle East and Asia, as well as a number of major orders for aluminium and petrochemical projects sourced from our European production sites.
The Thermal business has seen the largest impact for any Morgan division of rising input prices over the past couple of years, particularly for energy and alumina costs. However, we have taken a number of steps to counteract these margin pressures both in terms of operational improvements and price increases in January 2006 and again in July. Furthermore an additional overhead and cost rationalisation programme was implemented earlier in the year, including the closure of fibre production in the UK. The new Joint Ventures in China and Russia have started well, while the Vesuvius fibre acquisition in the US is now fully integrated into our organisation and operations. Overall, margin improvement has continued in the second half of the year for the Thermal division and the order books remain solid in all regions.

Crucibles

Trading conditions have remained relatively stable during the second half of the year, following a period of sustained improvement during the first half year. Overall, demand in the Americas, the Middle East and in most parts of Asia was

relatively robust, with only the European region remaining flat. Further progress was made in consolidating our Indian manufacturing operations, following the acquisition of the Diamond Crucible Company in Gujarat, earlier in the year. Additional sales resources have recently been deployed in India, China and in Malaysia in order to exploit continuing market growth in the region.

Financial Position

The Group has continued its profit improvement programme into the second half of 2006 which combined with healthy top line performance should see us achieve close to 11% underlying operating margins for the full year. As over 40% of Group revenues and over 50% of profits are dollar denominated, the weakening of the US dollar in the second half of the year will negatively impact our results when translated back into sterling. A movement of 1 cent in dollar exchange rates costs us c. £1.5 million in annualised revenue and over £200k in operating profit. The average exchange rate for the US $ to the pound was $1.79 for the first half of the year. By the year end we estimate that the 2006 annual average exchange rate is likely to be c. $1.85. The impact of this 6 cent move represents a reduction of £9 million of revenues and c. £1.2 million of operating profits on the 2006 results vs the half year exchange rate position.

The restructuring activity from our three year profit improvement plan is nearing completion. As part of our ongoing plans there will be further restructuring activity as we pursue profitable growth opportunities both organically and through acquisition, as well as continuing to rationalise our manufacturing footprint and drive down our fixed cost base. Cash costs of this restructuring are likely to be in the £5 - £10 million range annually with the goal being to target a close to one year cash payback on restructuring initiatives.

As we announced in August, the Board received a preliminary approach for an acquisition of the Group. Following careful evaluation and in depth discussions with the prospective buyer the Board took the decision to terminate talks in October. The Group incurred professional fees in relation to the approach amounting to c. £2.5 million. These will be shown on a separate line in the income statement as a one-off item.

Our virtually debt free balance sheet gives the Group the flexibility to pursue bolt-on acquisitions, continue organic investment in our core businesses and, as announced today, to initiate an on-market share buy back scheme to return up to £50 million. The acquisitions we have made in 2006 are fully integrated into the Group and are performing well.

In summary, we remain confident in the strength of our top line performance and in the continued improvement in our operating profit margins. We enter 2007 from a position of strength and look to the future with optimism.

For further information, please contact:

The Morgan Crucible Company Plc
Victoria Gould 01753 837 237
Director of Group Communications

Finsbury Ltd
Robin Walker 020 7251 3801
Patrick Allerton

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